Exhibit 99.48

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 23

HudBay Minerals releases first quarter 2009 results

For a full explanation of results, the unaudited interim Consolidated Financial Statements, Management’s Discussion and Analysis, and mine statistics, please visit the company’s website, www.hudbayminerals.com.

Highlights

•	Positive operating cash flow (before changes in non-working capital) of $14.0 million[1] ;

•	Revenues of $161.8 million;

•	Cash and cash equivalents of $609.8 million; and

•	Continuing positive drilling results from the Lalor deposit near Snow Lake, Manitoba.

Toronto, Ontario, May 5, 2009 – HudBay Minerals Inc. (“HudBay”, “the company”) (TSX: HBM) today released its unaudited first quarter 2009 results. Net earnings in the first quarter were a loss of $4.0 million compared with $21.6 million of earnings in the first quarter of 2008. The lower earnings primarily reflect significantly lower realized prices for copper and zinc in 2009 compared to the same quarter in 2008, offset in part by reduced operating costs. Operationally, HudBay continued to deliver solid results, with consistent mine production and continuing positive results from exploration drilling of the gold zones at the company’s 100%-owned Lalor zinc deposit.

“I am pleased with HudBay’s operational performance during the first quarter,” said Peter R. Jones, HudBay’s chief executive officer. “HudBay can weather a prolonged period of weak base metals prices and can advance growth to allow the company to thrive when better economic conditions return. I am also pleased with the continuing excellent precious metal intersections at Lalor, which continues to be a key opportunity for organic growth.”

Financial Highlights

($000s except per share amounts)	Three Months Ended March 31
	2009	2008
Revenue	161,784	271,637
(Loss) earnings before tax	(5,280)	46,597
Net (loss) earnings	(3,958)	21,552
EBITDA 1, [2]	15,493	70,965
Operating cash flow 1, [3]	13,972	70,651
Basic EPS [4]	(0.03)	0.17
Cash, cash equivalents and short-term investments [5]	609,829	781,048

Total assets [5]	1,940,577	1,576,209

[1]

EBITDA and operating cash flow before changes in non-cash working capital are non-GAAP measures and may not be comparable to similar data presented by other mining companies. See “Non-GAAP Measures” in our Management’s Discussion and Analysis for the first quarter of 2009

[2]	EBITDA represents earnings before interest, taxes, depreciation and amortization, loss on derivative instruments, exploration, and interest and other income
[3]	Operating cash flow before changes in non-cash working capital
[4]	(Loss) earnings per share
[5]	At March 31

HudBay’s reported cash and cash equivalents declined from $704.7 million at December 31, 2008 to $609.8 million at March 31, 2009. The decrease of $94.8 million in cash and cash equivalents during the first quarter included several factors that we do not expect to recur in the current economic environment. HudBay reclassified cash and cash equivalents of $52.3 million to restricted cash in order to support letters of credit that were previously supported by the company’s credit facility, which expired on February 27, 2009. HudBay expects to establish a replacement credit facility once credit market conditions are more favourable for borrowers generally. HudBay also paid $22.4 million during the quarter for 2008 taxes and recorded $4.8 million related to the Lundin transaction, shareholder litigation, proxy solicitation, and other merger and acquisition related activities, as well as approximately $2.8 million for severance.

As a result of continuing positive drilling results on its 100% owned Lalor deposit in the Flin Flon Greenstone Belt, HudBay intends to spend an additional $6.1 million for exploration and definition drilling on the Lalor deposit in 2009, in addition to the $6.9 million originally projected in HudBay’s MD&A for the year ended December 31, 2008. Capitalized exploration on the Lalor deposit was $3.1 million in the quarter.

Financial and Operating Results

Net Earnings

For the first quarter of 2009, HudBay recorded a net loss of $4.0 million, reflecting a $25.6 million decrease from the first quarter of 2008. Significant variances affecting net earnings were:

•	Lower revenues decreased earnings before tax by $109.9 million;

•	Lower operating costs increased earnings before tax by $51.6 million;

•	Changes in foreign exchange gains and losses increased earnings before tax by $3.9 million;

•

Decreases in other expenses increased earnings before tax by $2.0 million, mainly due to decreases in depreciation and amortization of $3.2 million and decreases in stock-based compensation of $2.3 million, partially offset by increases in general and administrative expense of $3.3 million, which related to merger and acquisition activity, severance and other corporate activities;

•	Other items increased earnings before tax by $0.3 million, including decreases in interest and other income of $5.8 million and decreases in exploration expenses of $5.0 million; and

•	Tax benefits in the first quarter of 2009, as compared to tax expenses in the first quarter of 2008, increased net earnings by $26.4 million.

Operations

Production is on track to meet overall 2009 targets. Mine production for the quarter was 610,395 tonnes of ore, compared to 751,382 tonnes for the same quarter in 2008 due to the lower production from the Chisel North and Balmat mines resulting from the suspension of both operations. Ore grade for zinc was 3.79%, and for copper was 2.28%, as compared to 4.89% for zinc and 1.89% for copper for the same quarter in 2008. Lower production from Balmat and Chisel North negatively impacted average zinc grades.

In line with the reduced mine output, production from our zinc plant decreased to 25,640 tonnes, compared to 27,695 tonnes in the same quarter of 2008. Unit operating costs decreased by 4% to 31.0¢/lb., reflecting lower costs for operating and maintenance materials.

Non-recycled copper production was lower by 16% due primarily to lower availability of economic purchased concentrate. The smelter’s unit operating costs, which exclude recycled production, decreased by 2% to 34.9¢/lb. of copper produced, the impact of lower production being more than offset by the reduction in costs for heavy fuel oil.

Gold production decreased 8% due to lower volumes of concentrates and lower head grades. Silver production increased by 29%, primarily from a specific purchased concentrate source.

For the quarter, our cash cost per pound of zinc sold, net of by-product credits from copper, precious metals, zinc oxide and other associated revenue, was US$0.32/lb. compared to negative US$0.13/lb. in the same quarter of last year, excluding costs and sales related to Balmat and HMI Nickel (refer to “Non-GAAP Measures” on page 31 of HudBay’s first quarter MD&A). The increase was principally due to lower by-product copper credits arising mainly from lower volumes and prices, offset in part by the benefit of a weaker Canadian dollar.

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News Release 2009 – No. 23: HudBay Minerals releases first quarter 2009 financial results

As noted above, economic conditions prompted us to evaluate our operations and assets, which resulted in our decision to suspend certain operations. Management has concluded that the values of our operational assets continue to support their recorded amounts.

Production and sales

		Three Months Ended March 31
		2009	2008
Production
Zinc [1]	tonnes	25,640	34,710
Copper [2]	tonnes	16,239	19,272
Gold [2]	troy oz.	21,262	22,999
Silver [2]	troy oz.	564,875	436,913
Metal Sold
Zinc [3]	tonnes	26,949	32,916
Copper	tonnes	16,191	20,602
Gold	troy oz.	28,624	19,808
Silver	troy oz.	606,031	283,467

[1]	Production includes Balmat payable metal in concentrate shipped
[2]	Production excludes recycled spent anode and represents non-recycled anode production only
[3]	Zinc sales include sales to our Zochem facility and the Balmat payable metal in concentrate shipped (including to Hudson Bay Mining And Smelting Co., Limited, “HBMS”)

Revenue

Total revenue for the first quarter was $161.8 million, $109.9 million lower than for the same quarter last year. The decline in revenues was mainly due to lower copper and zinc prices, which reduced revenues by $102.8 million and $45.6 million, respectively, offset in part by a weaker Canadian dollar, which increased our revenues denominated in US dollars by $61.7 million. Revenues were also affected by lower copper and Balmat concentrate sales volumes and higher gold sales volumes.

Operating Expenses

For the first quarter of 2009, operating expenses were $135.1 million, $51.6 million lower than for the same quarter last year. Operating costs declined mainly as a result of lower purchased concentrate prices, as well as a reduction in purchased concentrate volumes, net of the offsetting impact of a weaker Canadian dollar. Operating costs also declined as a result of the suspension of operations at the Balmat mine, the impact of weaker metals prices and earnings performance on profit sharing and net profits interest expenses.

Realized Metal Prices and Exchange Rate

		Q1 2009 Average Prices [2]	Q1 2008 Average Prices [2]	HudBay Realized Prices [1] Three Months Ended
				Mar 31 2009	Mar 31 2008
Prices in US$
Zinc	US$/lb.	0.53	1.10	0.56	1.18
Copper	US$/lb.	1.56	3.54	1.69	3.50
Gold	US$/troy oz.	909	927	885	840
Silver	US$/troy oz.	12.61	17.68	12.40	15.65
Prices in C$
Zinc	C$/lb.	0.66	1.11	0.70	1.19
Copper	C$/lb.	1.94	3.55	2.11	3.51
Gold	C$/troy oz.	1,132	931	1,117	843
Silver	C$/troy oz.	15.70	17.75	15.65	15.70
Exchange rate	US$1 to C$	1.25	1.00	1.25	1.00

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal, excluding metal in concentrates
[2]	London Metals Exchange (“LME”) average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices

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News Release 2009 – No. 23: HudBay Minerals releases first quarter 2009 financial results

Website Links

HudBay Minerals Inc.:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/hbmmdaQ109.pdf

Financial Statements:

http://media3.marketwire.com/docs/hbmifsQ109.pdf

Conference Call and Webcast

Peter R. Jones, chief executive officer, Michael D. Winship, president and chief operating officer, and David S. Bryson, senior vice president and chief financial officer, will host a conference call to discuss the company’s first quarter results on Wednesday, May 6, 2009. First Quarter 2009 Results Conference Call and Webcast:

Date:	Wednesday, May 6, 2009
Time:	10:00 a.m. (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3431 or 800-814-4862
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	21305161#

The conference call replay will be available until midnight (Eastern Time) on May 20, 2009. An archived audio webcast of the call also will be available on HudBay’s website.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Forward Looking Information

This news release and its attachments contain “forward-looking information” within the meaning of applicable securities laws. Forward looking information includes but is not limited to information concerning the potential impact of changing economic conditions on HudBay’s financial results, potential plans for the Lalor project, HudBay’s exploration and development plans, and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry, as well as those risk factors discussed in the company’s Annual Information Form dated March 30, 2009, which risks may cause actual results to differ materially from any forward-looking statement.

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News Release 2009 – No. 23: HudBay Minerals releases first quarter 2009 financial results

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-F)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362 0615

Email: annemarie.brissenden@hudbayminerals.com

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News Release 2009 – No. 23: HudBay Minerals releases first quarter 2009 financial results